UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number  001-13941
Aaron’s, Inc.

(Exact name of registrant as specified in its charter)
309 E. Paces Ferry Road, N.E.
Atlanta, Georgia 30305-2377
(404) 231-0011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $0.50 Per Share (1)

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, Aaron’s, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 27, 2010	By:	/s/ Gilbert L. Danielson
Gilbert L. Danielson
Executive Vice President and Chief Financial Officer

(1)	On December 7, 2010, the registrant’s shareholders approved the conversion of each share of the registrant’s nonvoting Common Stock, Par Value $0.50 Per Share, into a share of the registrant’s Class A Common Stock, Par Value $0.50 Per Share. The registrant is also redesignating the Class A Common Stock, Par Value $0.50 Per Share, as the Common Stock, Par Value $0.50 Per Share. This Form 15 relates to the nonvoting Common Stock, Par Value $0.50 Per Share that was eliminated in the conversion, not the Class A Common Stock, Par Value $0.50 Per Share, that is being redesignated to the same name as the eliminated class. The conversion is described in the registrant’s definitive proxy statement filed November 3, 2010.